news release

ARCELORMITTAL, NUNAVUT AND BAFFINLAND ANNOUNCE EXPIRY OF OFFER, TAKE-UP OF ADDITIONAL BAFFINLAND SECURITIES AND AGREEMENT TO PROCEED WITH SECOND STEP TRANSACTION

TORONTO 18 FEBRUARY 2011 / LUXEMBOURG 18 FEBRUARY 2011 – ArcelorMittal and Nunavut Iron Ore Acquisition Inc. (“Nunavut Iron” and, together with ArcelorMittal, the “Offerors”) today announced the expiration of their offer (the “Offer”) for common shares (the “Common Shares”) and Common Share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the “2007 Warrants”) of Baffinland Iron Mines Corporation (“Baffinland”).

The Offerors also announced that, since the notice of extension dated February 7, 2011 in respect of the Offer, they have taken-up an additional 16,500,508 Common Shares and 262,112 2007 Warrants under the Offer. As a result, the Offerors have taken-up all 325,192,869 Common Shares and 4,530,824 2007 Warrants deposited under the Offer and not withdrawn.

The Common Shares taken-up under the Offer, together with Common Shares held by the Offerors, represent approximately 93% of the outstanding Common Shares. The 2007 Warrants taken-up under the Offer, together with 2007 Warrants held by the Offerors, represent approximately 76% of the outstanding 2007 Warrants.  Other than the Common Shares and 2007 Warrants, the only securities of Baffinland which remain outstanding are less than 2,500,000 Common Share purchase warrants issued pursuant to a warrant indenture dated 10 December 2009 (the “2009 Warrants”).

The Offerors and Baffinland also announced that Baffinland and 1843208 Ontario Inc. (“Acquireco”), a corporation owned as to 70% by ArcelorMittal and as to 30% by Iron Ore Holdings, LP, and that holds all of the Baffinland securities taken-up under the Offer, have agreed to pursue a court approved plan of arrangement under the laws of Ontario (the “Arrangement”), pursuant to the terms of an arrangement agreement entered into between Baffinland and Acquireco. Under the terms of the Arrangement Acquireco will acquire the remaining Baffinland securities not owned by it for cash consideration equal in value to that offered under the Offer or, in the case of the 2009 Warrants, C$0.80 per 2009 Warrant, being the in-the-money portion of the 2009 Warrants based on the C$1.50 price per Common Share under the Offer.

Baffinland will seek an order from the Ontario Superior Court of Justice (the “Court”) on February 18, 2011 authorizing, among other things, the convening of a meeting of the shareholders of Baffinland (the “Meeting”) on March 22, 2011 to approve the Arrangement.  Subject to the terms of the Court order, the Arrangement will require approval by two-thirds of the votes cast by holders of Common Shares and by a simple majority of the votes cast by the minority holders of Common Shares.  Warrantholders will be entitled to receive notice of and attend, but not to vote at, the Meeting. Baffinland has fixed February 18, 2011 as the record date for determining those Shareholders and Warrantholders entitled to receive notice of the Meeting or any adjournment thereof and those Shareholders entitled to vote at the Meeting or any adjournment thereof. Acquireco intends to vote all of the Common Shares held by it in favour of the Arrangement and is entitled to treat the Common Shares acquired by it under the Offer as “minority” shares for purposes of the majority of minority approval. Accordingly, subject to the terms of the Court order, Acquireco holds a sufficient number of Common Shares to ensure the Arrangement is approved.  Subject to Baffinland obtaining a final order of the Court approving the Arrangement following the Meeting, the Offerors and Baffinland expect the Arrangement, if approved, will become effective on March 23, 2011.

Holders of Baffinland securities should refer to the notice of special meeting of shareholders and management information circular to be delivered in respect of the Meeting for additional information on the background to the Arrangement, the Arrangement and the Meeting.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.